Exhibit 11

American Safety Insurance Holdings, Ltd. and subsidiaries
Computation of Earnings Per Share

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Basic: Earnings available to common shareholders	$6,163	$6,919	$12,670	$12,464
Weighted average common shares outstanding	10,246,100	10,302,511	10,288,718	10,294,390

Basic earnings per common share	$0.60	$0.67	$1.23	$1.21
Diluted: Earnings (loss) available to common Shareholders	$6,163	$6,919	$12,670	$12,464
Weighted average common shares Outstanding	10,246,100	10,302,511	10,288,718	10,294,390
Weighted average common shares equivalents associated with options and restricted stock	343,609	221,000	328,238	221,001
Total weighted average common shares for diluted purposes	10,589,708	10,523,511	10,616,956	10,515,391

Diluted earnings per common Share	$0.58	$0.66	$1.19	$1.19